

MYERS INDUSTRIES, INC.®

News Release
NYSE: MYE

Max Barton, Investor Relations Manager
(330) 761-6106

VINCENT C. BYRD JOINS BOARD OF DIRECTORS AT MYERS INDUSTRIES

FOR IMMEDIATE RELEASE: April 27, 2006, Akron, Ohio— Myers Industries, Inc. (NYSE: MYE) announced today that Vincent C. Byrd has joined its Board of Directors. Byrd is currently Senior Vice President— Consumer Market, with the J. M. Smucker Company® in Orrville, Ohio.

President and Chief Executive Officer John C. Orr said, "I am delighted to welcome such a high-caliber and experienced executive as Vince to the Myers Industries family. His outstanding talents in marketing, branding, and operations will be tremendous assets for the Company as we evaluate opportunities to strengthen our financial performance for sustainable, profitable growth."

Prior to his position as Senior Vice President, Byrd served as Vice President and General Manager of Smucker's Consumer Market. He was also Vice President of the company's International business and Vice President and Managing Director of its Henry Jones Foods Australian operations. Byrd joined Smucker's in 1977, working in various accounting and planning positions. He has a Bachelor of Business Administration degree in Accounting from Ohio University in Athens, Ohio.

About Myers Industries
Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had record net sales of $903.7 million in 2005.Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed "forward-looking." These statements involve a number of risks and uncertainties, many outside of the Company's control that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in raw material costs or other production costs, and further deterioration of economic and financial conditions in the United States and around the world. Myers Industries does not undertake to update forward-looking statements contained herein.

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